UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7 )*

PositiveID Corporation
(Name of Issuer)
Common Stock - $0.01 par value
(Title of Class of Securities)
73740J 100
(CUSIP Number)
Scott R. Silverman
1690 South Congress Avenue, Suite 200
Delray Beach, Florida 33445
561-805-8008
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 1, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	73740J 100

1	NAMES OF REPORTING PERSONS Scott R. Silverman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		11,217,013

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,692,963

WITH	10	SHARED DISPOSITIVE POWER

		3,144,556

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	11,217,013

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	46.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	73740J 100

1	NAMES OF REPORTING PERSONS R & R Consulting Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	State of Florida

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,055,556

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,055,556

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	73740J 100

1	NAMES OF REPORTING PERSONS William J. Caragol

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		818,519

WITH	10	SHARED DISPOSITIVE POWER

		1,089,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,907,519

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	73740J 100

1	NAMES OF REPORTING PERSONS Blue Moon Energy Partners LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	State of Florida

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,089,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,089,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	73740J 100
This Amendment No. 7 to Schedule 13D relates to shares of common stock, par value $0.01 per share (the “Shares”) of PositiveID Corporation, formerly known as VeriChip Corporation (the “Issuer”), and amends and restates certain Items of the Schedule 13D, originally filed with the Securities and Exchange Commission (the “SEC”) on November 19, 2008, as amended on February 27, 2009, October 1, 2009, October 19, 2009, October 21, 2009, October 26, 2009, and November 17, 2009 by furnishing the information set forth below. Information contained in the Schedule 13D, as amended, remains effective except to the extent it is amended, restated, supplemented or superseded by information contained in this Schedule 13D/A.
Item 2. Identity and Background
Item 2 is hereby amended to add Blue Moon Energy Partners, LLC as a filing person.
Blue Moon Energy Partners LLC, a Florida limited liability company (“Blue Moon”), which is a holding company for the Issuer’s securities. Blue Moon’s principal place of business and principal office is located at 1690 South Congress Avenue, Suite 200, Delray Beach, Florida 33445. The managers of Blue Moon are Scott R. Silverman and William J. Caragol.
Blue Moon has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and had not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
Item 3 is hereby amended to add the following information:
Mr. Silverman’s 601,852 Shares, which he received as compensation, vested on January 1, 2010. Mr. Caragol’s 414,815 Shares, which he received as compensation, vested on January 1, 2010.
Blue Moon acquired 1,285,000 Shares and a warrant to purchase 54,000 Shares in exchange for equity in Steel Vault Corporation (“Steel Vault”) pursuant to the Agreement and Plan of Reorganization, dated September 4, 2009, as amended, among the Issuer, Steel Vault and VeriChip Acquisition Corp. (“Merger Sub”), under which Merger Sub merged with and into Steel Vault and Steel Vault continued as the surviving corporation and became a wholly-owned subsidiary of the Issuer. On the effective date of the Merger, the closing price of Steel Vault’s common stock was $0.80 per share, and the closing price of the Issuer’s common stock was $1.71 per share.
Item 4. Purpose of Transaction
Item 4 is hereby amended to add the following information:
On March 19, 2010, Mr. Caragol and R & R entered into pre-arranged stock trading plans with brokerage firms to sell a limited amount of Shares designed to comply with Rule 10b5-1 of the Securities Exchange Act of 1934, as amended, and the Issuer’s insider trading policies regarding stock transactions (the “10b5-1 Plan”). The 10b5-1 Plan allows Mr. Caragol and R&R to sell a maximum of 400,000 and 800,000 Shares, respectively. The 10b5-1 Plan provides for sales of specified share amounts at specified market prices, subject to specified limitations. Sales pursuant to the 10b5-1 Plan are expected to begin as early as March 23, 2010, and will end no later than March 15, 2011. The 10b5-1 Plan may terminate sooner in accordance with its terms. Transactions made under the 10b5-1 Plan will be disclosed publicly through Form 4 filings with the Securities and Exchange Commission.
Except as set forth in this Schedule 13D/A, neither Mr. Silverman, R&R, Mr. Caragol, nor Blue Moon has any present plans, arrangements or understandings that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer
The following information restates the information previously provided in Item 5.
(a) —(b)
Scott R. Silverman
Mr. Silverman beneficially owns 11,217,013 Shares, representing 46.7% of the outstanding Shares, which includes 989,975 Shares which there is a right to acquire voting power or dispositive power, or both, within 60 days.

CUSIP No.	73740J 100
Mr. Silverman has sole voting power over 11,217,013 Shares. These Shares consist of (i) 2,692,963 Shares held directly by Mr. Silverman and (ii) 8,524,050 Shares over which Mr. Silverman has sole voting power pursuant to the Voting Agreement previously described in Item 3. “Source and Amount of Funds or Other Consideration,” consisting of the 1,089,000 Shares held by Blue Moon, the 1,818,519 Shares held directly by Mr. Caragol and the 4,755,556 Shares held by R&R.
Mr. Silverman has sole dispositive power over 1,692,963 Shares which are held directly by Mr. Silverman.
Mr. Silverman lacks dispositive power over 1,000,000 Shares held directly by Mr. Silverman which are restricted as to transfer until January 1, 2011 (500,000 Shares) and January 1, 2012 (500,000 Shares).
Mr. Silverman shares dispositive power over 3,144,556 Shares. These Shares consist of (i) 1,089,000 Shares that Mr. Silverman, as a manager of Blue Moon, may be deemed to share beneficial ownership with Blue Moon and Mr. Caragol and (ii) 2,055,556 Shares that Mr. Silverman, as the control person of R&R, may be deemed to share beneficial ownership with R&R.
R&R
R&R beneficially owns 2,055,556 Shares, representing 8.9% of the outstanding Shares.
R&R lacks voting power over the 2,055,556 Shares, pursuant to the Voting Agreement previously described in Item 3. “Source and Amount of Funds or Other Consideration.”
Mr. Silverman, as the control person of R&R, may be deemed to share dispositive power with R&R over the 2,055,556 Shares.
R&R also holds of record 2,700,000 Shares which have been borrowed by Optimus pursuant to the terms of the stock loan agreements described previously in Item 3. “Source and Amount of Funds or Other Consideration.” However, R&R lacks both dispositive power and voting power over the 2,700,000 Shares, and therefore does not beneficially own such Shares. Pursuant to the stock loan agreements, Optimus has dispositive power over the 2,700,000 Shares and pursuant to the Voting Agreement, Mr. Silverman has the voting power over the 2,700,000 Shares.
William J. Caragol
Mr. Caragol beneficially owns 1,907,519 Shares, representing 8.2% of the outstanding Shares, which includes 354,000 Shares which there is a right to acquire voting power or dispositive power, or both, within 60 days.
Mr. Caragol lacks voting power over the 1,907,519 Shares that he beneficially owns, pursuant to the Voting Agreement previously described in Item 3. “Source and Amount of Funds or Other Consideration.”
Mr. Caragol has sole dispositive power over 818,519 Shares that he directly owns and shares dispositive power over 1,089,000 Shares that Mr. Caragol, as a manager of Blue Moon, may be deemed to share beneficial ownership with Blue Moon and Mr. Silverman.
Mr. Caragol lacks dispositive power over 1,000,000 Shares, which are restricted as to transfer until January 1, 2011 (500,000 Shares) and January 1, 2012 (500,000 Shares), and lacks voting power over the 1,000,000 Shares pursuant to the Voting Agreement.
Blue Moon
Blue Moon beneficially owns 1,089,000 Shares, representing 4.7% of the outstanding Shares, which includes 54,000 Shares which there is a right to acquire voting power or dispositive power, or both, within 60 days.
Blue Moon lacks voting power over the 1,089,000 Shares that it beneficially owns, pursuant to the Voting Agreement previously described in Item 3. “Source and Amount of Funds or Other Consideration.”
Blue Moon shares dispositive power over 1,089,000 Shares that it beneficially owns with Mr. Silverman and Mr. Caragol, who as managers of Blue Moon may be deemed to beneficially own the 1,089,000 Shares.
(c) See the information in Item 3. “Source and Amount of Funds or Other Consideration,” which is incorporated herein by reference.
On December 29, 2009, Blue Moon sold 13,258 Shares on the open market in multiple trades at prices ranging from $1.50 to $1.56, at a weighted average sales price of $1.51 per share. On February 12, 2010, Blue Moon sold 18,200 Shares on the open market in multiple trades at prices ranging from $1.50 to $1.52, at a weighted average sales price of $1.51 per share. On February 16, 2010, Blue Moon sold 93,542 Shares on the open market in multiple trades at prices ranging from $1.50 to $1.66, at a weighted average sales price of $1.59. On February 24, 2010, Blue Moon sold 125,000 Shares on the open market in multiple trades at prices ranging from $1.75 to $1.85, at a

CUSIP No.	73740J 100
weighted average sales price of $1.79. All of the foregoing sales were effected pursuant to a Rule 10b5-1 trading plan. The reporting person hereby undertakes to provide upon request to the Securities and Exchange Commission staff full information regarding the number of shares sold at each separate price for all of the foregoing transactions. Mr. Silverman is a manager and controls a member of Blue Moon and Mr. Caragol is a manager and member of Blue Moon.
On February 26, 2010, Mr. Caragol and R&R sold 400,000 and 600,000 Shares, respectively, in private transactions for total proceeds of $564,311 and $846,466, respectively, or $1.41 per Share, pursuant to Stock Purchase Agreements.
On March 17, 2010, Mr. Silverman gifted 50,000 Shares in a private transaction.
Except as described in this Schedule 13D/A, no transactions involving the securities of the Issuer were effected since the last Schedule 13D/A was filed.
(d) No other person is known to have a right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Mr. Silverman, R&R, Mr. Caragol, or Blue Moon.
(e) Blue Moon ceased to be the beneficial owner of more than 5% of the class of securities on February 24, 2010.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
Item 6 is hereby amended to add the following information:
Except as described herein, to the knowledge of Mr. Silverman, R&R, Mr. Caragol, and Blue Moon, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies between Mr. Silverman, R&R, Mr. Caragol, Blue Moon and any other person, with respect to any securities of the Issuer.
Item 7. Material to be Filed as Exhibits
The following is filed as an exhibit to this Schedule 13D/A:
1. Joint Filing Agreement, dated March 26, 2010, among Scott R. Silverman, William J. Caragol, R & R Consulting Partners, LLC and Blue Moon Energy Partners LLC

CUSIP No.	73740J 100
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 26, 2010

/s/ Scott R. Silverman
Name:	Scott R. Silverman

/s/ William J. Caragol
Name:	William J. Caragol

R & R CONSULTING PARTNERS, LLC
By:	/s/ Scott R. Silverman
	Name:	Scott R. Silverman
	Title:	Managing Member

BLUE MOON ENERGY PARTNERS LLC
By:	/s/ Scott R. Silverman
	Name:	Scott R. Silverman
	Title:	Manager

CUSIP No.	73740J 100

Exhibit Index

Exhibit No.	Description

Exhibit 1	Joint Filing Agreement, dated March 26, 2010, among Scott R. Silverman, William J. Caragol, R & R Consulting Partners, LLC and Blue Moon Energy Partners LLC